February 1, 2019

Olegas Tunevicius
Chief Executive Officer
BIGEON CORP.
Manesova 345/13 Ceske Budejovice 6
Ceske Budejovice, Czech Republic

       Re: BIGEON CORP.
           Registration Statement on Form S-1
           Filed December 14, 2018
           File No. 333-228803

Dear Mr. Tunevicius:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Our Product, page 21

1. Please disclose when product development began, the material hurdles that remain, and an estimated timeline for completion of the application and subsequent listing on digital distribution platforms.
Management, page 29

2. Please clarify your disclosure regarding Mr. Tenevicius' business experience at Egzotika and Latakko, including his position at Egzotika and relevant time periods. Refer to
       Item 401(e) of Regulation S-K.
3. Please provide the information required by Item 404(a) of Regulation S-K. In this regard,
 Olegas Tunevicius
FirstNameCORP.
BIGEON LastNameOlegas Tunevicius
Comapany NameBIGEON CORP.
February 1, 2019
February 1, 2019 Page 2
Page 2
FirstName LastName
         exhibit 10.7 indicates that you provided an interest free loan to the company in the amount of $65,000.
Security Ownership of Certain Beneficial Owners, page 31

4. Please revise the beneficial ownership table to present Mr. Tunevicius' post-offering ownership percentages assuming various levels of completion of the offering.
Signatures, page 59

5. Instruction 1 to Signatures of Form S-1 requires signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. As you are signing in more than one capacity, indicate each capacity in which you are signing.
General

6. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
7. It appears your offices, assets, directors and management are located outside of the United
         States. Please disclose the limitations on U.S. investors for bringing claims outside of the
         U.S. Please also explain the limitations on their ability to effect service of process on the officers and directors and enforce judgments obtained in the U.S.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any
 Olegas Tunevicius
BIGEON CORP.
February 1, 2019
Page 3

other questions.



                                      Sincerely,
FirstName LastNameOlegas Tunevicius
                                      Division of Corporation Finance
Comapany NameBIGEON CORP.
                                      Office of Information Technologies
February 1, 2019 Page 3               and Services
FirstName LastName